# SEC Schedule 13G/A (Amendment No. 45) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CENTRAL SECURITIES CORP, CIK 0000018748
CUSIP: 155123102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 630 Fifth Avenue, Suite 820, New York, New York (NY), 10111
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001006975

## Reporting persons
- ENDEAVOR FOUNDATION, INC.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); sole voting power 9,596,945; shared voting power 0; sole dispositive power 9,596,945; shared dispositive power 0; aggregate amount beneficially owned 9,596,945 (32.5% of the class)

## Item 1. Issuer
Name of issuer: CENTRAL SECURITIES CORP
Address of issuer's principal executive offices: 630 Fifth Avenue, Suite 820, New York NY 10111

## Item 2. Person Filing
Name of person filing: Endeavor Foundation, Inc.
Address of principal business office or, if none, residence: 1060 Park Avenue, New York, NY 10128
Citizenship: NY

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 9,596,945
Percent of class: 32.5%
Sole power to vote or to direct the vote: 9,596,945
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,596,945
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ENDEAVOR FOUNDATION, INC.: /s/Kathleen A. Shea, Kathleen A. Shea/CPA (02/11/2026)